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                            September 25, 2023

       Ben Palmer
       Chief Executive Officer
       RPC Inc.
       2801 Buford Highway, Suite 300
       Atlanta, Georgia 30329

                                                        Re: RPC Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No, 001-08726

       Dear Ben Palmer:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Financial Statements
       Consolidated Statements of Operations, page 31

   1.                                                   We note that you appear
to report an incomplete cost of revenues measure
                                                        that excludes
depreciation and amortization, although in the disclosures on page 55 you allocate substantially
all depreciation and amortization to the Technical Services and
                                                        Support Services
segments. Given the nature of your business, we expect that you would need to allocate
depreciation and amortization of equipment used in your revenue generating activities
to cost of revenues under GAAP.

                                                        If you wish to report
cost of revenues components separately you should adhere to the parenthetical labeling
accommodation in SAB Topic 11:B, although under this
                                                        convention it should be
clear which particular line items and amounts have been excluded.
                                                        Any disclosures
pertaining to an incomplete cost of revenues measure should include
 Ben Palmer
RPC Inc.
September 25, 2023
Page 2
         comparable discussion of the excluded amounts.

         Please revise as necessary to adhere to this guidance or to include the allocable portion of depreciation and amortization in your cost of revenues measure.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or John Cannarella,
Staff Accountant at (202) 551-3337 with any questions.



FirstName LastNameBen Palmer                                   Sincerely,
Comapany NameRPC Inc.
                                                               Division of
Corporation Finance
September 25, 2023 Page 2                                      Office of Energy
& Transportation
FirstName LastName